SIERRA ONCOLOGY, INC.

1820 Gateway Drive, Suite 110

San Mateo, California 94404

November 10, 2021

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Office of Life Sciences

Re:	Sierra Oncology, Inc.

Registration Statement on Form S-3

Filed November 5, 2021

File No. 333-260799

Requested Date: November 12, 2021

Requested Time: 4:00 p.m. Eastern Time

Ladies and Gentlemen:

Sierra Oncology, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-captioned Registration Statement on Form S-3 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Michael Nordtvedt, an attorney with the Registrant’s outside legal counsel, Wilson Sonsini Goodrich & Rosati, Professional Corporation, to orally modify or withdraw this request for acceleration.

Sincerely,

Sierra Oncology, Inc.

By:	/s/ Sukhi Jagpal
Sukhi Jagpal
Chief Financial Officer

cc: Stephen G. Dilly, President and Chief Executive Officer

Sierra Oncology, Inc.

Michael Nordtvedt

Wilson Sonsini Goodrich & Rosati, Professional Corporation